CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report on Form 40-F, of our auditor's report dated July 17, 2025 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company") as at April 30, 2025 and 2024 and for each of the years in the two year period ended April 30, 2025, as filed with the United States Securities Exchange and Commission.

/s/ "MNP LLP"

Chartered Professional Accountants

July 17, 2025

Vancouver, Canada